UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Mexico City, April 28, 2009

Based on the approval by the Shareholders’ Meeting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“GACN” or "OMA") on April 24, 2009 of the proposal to pay dividends against the delivery of the coupons attached to the share certificates, we hereby bring to your attention the fact that the existing stock certificates do not have a sufficient number of coupons for the future payment of dividends.

As a result, it will be necessary to update share certificates so that they have a sufficient number of coupons for dividend payments and reflect the last change in the Bylaws of the Company that were approved by the Shareholders’ Meeting that was held on April 3, 2008.

With respect to and based on “Resolution Eight (100309)”, the Board of Directors of GACN approved, at its meeting on March 10, 2009, carrying out an exchange of the share certificates numbered 1 and 3, as well as the coupons attached thereto, identified with the numbers 9 and 10, respectively.

Based on the foregoing, we will proceed with the exchange, through the issuance of new stock certificates, identified for such purposes with the numbers 5 and 7, respectively, to which will be annexed coupons that are numbered sequentially from 11 to 40, as further described below:

a) Certificate 5 which documents 192,080,000 Series B Class I shares, will be issued for deposit in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., in accordance with Article 282 of the Securities Market Law, in substitution for Certificate 1 of Series B Class I.

b) Certificate 7 which documents 141,120,000 Series B Class I shares, will be issued for deposit in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., in accordance with Article 282 of the Securities Market Law, in substitution for Certificate 3 of Series B Class I.

It is hereby notified that this exchange will take place on May 11, 2009 at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

SINCERELY

______________________________________________

MANUEL DE LA TORRE MELÉNDEZ

SECRETARY OF THE BOARD OF DIRECTORS

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Aeropuerto Internacional de Monterrey, Zona de Carga

Carretera Miguel Alemán Km 24 s/n

C.P. 66600 Apodaca, Nuevo León

Tel: (81) 86 25 43 00

Fax: (81) 83 69 16 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: May 4, 2009